

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 29, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Jody E. Frank
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

      Re: Coda Octopus Group, Inc.
              Form 10-K for the year ended October 31, 2008
              File No. 000-52815

Dear Mr. Frank:

      We have reviewed your response dated October 19, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. On an ongoing basis, please expand your discussion of your cost cutting program to more clearly describe exactly how and when you anticipate the reduction of expenditures by $3.35 million per year. Identify the individual components of your plan, and describe in more concrete terms the extent to which expected cost savings have been achieved on a quarterly basis.

Consolidated Statements of Operations

Note 1 – Summary of Significant Accounting Policies

Intangible Assets, page F-9

2. Refer to our previous comment 8. Please reconcile the discrepancy between your disclosure on page 22 that you evaluate goodwill and intangible assets for impairment based on one reporting unit with the presentation of two operating segments in your Note 15. Your attention is drawn to the definition of a reporting unit as an operating segment or one level below an operating segment (also known as a component) in the glossary of section 350-20 of the ASC.

3. We note the significance of the operating losses and net losses incurred by the company in fiscal 2007, 2008 and during the six month interim period ended July 31, 2009. Revenues and gross profit margin have fallen during the six month interim period as well. You continue to use cash in your operating activities, you have a working capital deficiency and your stock price and market capitalization continue to decline. As of July 31, 2009 you have a stockholders' deficiency in the amount of $2.7 million and a balance of goodwill and other intangibles in the amount of $4.3 million. You have been forced to enter into a "Cash Control Framework Agreement" as a result of failure to comply with certain covenants related to your convertible debentures. You are in the process of evaluating your assets and business with the goal of restructuring your balance sheet. We assume that, as a result of these developments, you have reassessed the recoverability of your goodwill balance as of July 31, 2009. Please tell us the results of this reassessment or provide support for your apparent conclusion that no events or circumstances have occurred that would more likely than not indicate potential impairment. Finally, we have reviewed your response to our prior comment 9 and we are not persuaded from the explanation provided that you have appropriately assigned goodwill to reporting units and/or that the estimates, assumptions and projections utilized by management are supportable in the circumstances. Please expand your explanation of your goodwill impairment

analysis to further address these matters. The fact that Martech and Colmek are "either generating cash flow from operations or net income from operations" is not sufficient support for your conclusion.

Note 8 – Capital Stock

Series A Preferred Stock, page F-17

4. Refer to our previous comment 11. Please tell us the method you used in calculating the value of $56,640. Further, please tell us how you recorded the conversion and the subsequent remission of such shares to you. In this regard, explain how the "services provided by the company" were recorded and taken into account in this valuation.

Note 15 – Segment Information, page F-25

5. We note that you have revised your segment disclosure in your Form 10-Q for the quarterly period ended July 31, 2009 in response to our previous comment 13. Please further revise your tabular presentation to include a "Total" column that ties directly to the face of the consolidated financial statements.

6. Please explain the derivation and composition of corporate "gross profit" if there are no corporate revenues.

7. Refer to our previous comment 14. Please provide us a table detailing each material component of Corporate SG&A for the year and latest interim date. Further, please describe to us the nature of each item and support its inclusion in "Corporate" as opposed to one of your operating segments.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief